SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F  X     Form 40-F
                                  ---              ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No  X
                                  ---       ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Genesys Conferencing Logo


FOR IMMEDIATE RELEASE
TUESDAY, JANUARY 22, 2002

                         HP and Genesys Conferencing to
                    Offer Leading Group Conferencing Services

        Genesys Meeting Center Accessible from HP Desktops and Notebooks

Montpellier and Grenoble, France - January 22, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, and Hewlett-Packard Company (NYSE: HWP), one of the world's leading computer systems companies, today announced an agreement to integrate and deliver Genesys Meeting Center, the industry's first fully integrated audio and web conferencing platform, on HP PCs throughout Europe.

HP will provide access to Genesys Meeting Center from selected HP PCs sold in Europe. In the next two months, the alliance with Genesys will allow HP customers to easily conduct virtual meetings that include audio and web conferencing.

The alliance between HP and Genesys Conferencing will offer customers the power to turn their PC into a virtual meeting room. With ten million Europeans being classed as flexible workers, the services offered by Genesys are ideal for users to communicate more effectively and productively with their peers in different locations whilst reducing operating expenses and achieving the highest cost efficiency.

Under the agreement, the Genesys Meeting Center will be available on HP OmniBooks and Special Edition Desktop PCs in France, Sweden and the UK initially, and is expected to roll out in most Western European countries during 2002. The bundle will offer customers 100 Euros worth of free audio teleconferencing as well as a 30-day period of free web conferencing, a special introductory offer from Genesys Conferencing.

Genesys Meeting Center is the world's first fully integrated audio and web conferencing platform. By combining the simplicity of the telephone with the impact of the Internet, Genesys Meeting Center is suitable for smaller meetings and typical business applications such as sales meetings, marketing seminars, on-line product launches and channel communications. With Genesys Meeting Center, users have direct and secure access to a full range of cutting-edge services through a single platform and intuitive interface.

"The web conferencing market is expected to grow twenty-fold in Europe over the next five years," said Stephan Wipperman, Business Clients Operations Manager EMEA. "But there are still many SMBs who are unaware of these tools which will allow them to bring increased efficiency and productivity to their business. This announcement today allows HP and Genesys to deliver an attractive offer for SMBs. Our relationship with Genesys Conferencing perfectly positions HP to address these new business opportunities as part of our broader plan to offer an affordable communications reality to small and medium-sized businesses in one convenient package, while Genesys is able to expand its reach to even more people than ever before. Two great companies delivering one powerful solution!"

"We are excited to partner with HP, a leading innovator in the industry, in making it easier for business users to access and benefit from our virtual collaboration services," said Emmett Hossack, Vice President Strategic Partnerships for Genesys Conferencing. "By integrating the Genesys Meeting Center into their PCs, HP is helping to drive the transformation of the PC into a communication platform."

                                    - more -

About HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.


About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

                                 www.genesys.com


GENESYS CONFERENCING
Pierre Schwich
Executive Vice President, Audit, Financial Planning and Investor Relations Direct Line: +33 4 99 13 27 55
pierre.schwich@genesys.com

Michael Savage
Chief Financial Officer
Direct Line: +33 4 99 13 27 34
michael.savage@genesys.com

Marine Pouvreau
Financial Communication
Direct Line: + 33 4 99 13 25 17
marine.pouvreau@genesys.com

Florence Catel
Press Relations Corporate
Direct Line: +33 4.99.13.27.49
florence.catel@genesys.com


HP
Fiona Jackson
HP PR Manager, Business PC Organisation, EMEA
+33 476 14 6405
fiona_jackson@hp.com

Angela Panuccio
Weber Shandwick (for HP)
+44 207 950 2942
apanuccio@webershandwick.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 23, 2002

                                     GENESYS SA


                                     By: /s/ Pierre Schwich
                                         ------------------------------
                                         Name: Pierre Schwich
                                         Title: Executive Vice President, Audit,
                                                Financial Planning and Investor
                                                Relations